VF 3-18-04

04015943

** AH 3/16/2004

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT FORM X-17A-5 PART III

SEC FILE NUMBER
8-49107

SECURITIES AND EXCHANGE COMMISSION RECEIVED MAR - 1 2004 DIVISION OF MARKET REGULATION

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING **01/01/03** (MM/DD/YY) AND ENDING **12/31/03** (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER - DEALER: FN: **Links Securities LLC**
NN: Guggenheim Capital Markets, LLC

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

135 East 57th Street
(No. and Street)

New York	**New York**	**10022**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Robert C. Holmén **(212) 644-2860**
(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Deloitte & Touche LLP
(Name – if individual, state last, first, middle name)

Two World Financial Center	**New York**	**New York**	**10281**
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 24 2004
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SEC 1410 (06-02)

AH
3-23-2004

LINKS SECURITIES LLC
(SEC I.D. No. 8-49107)

STATEMENT OF FINANCIAL CONDITION
AS OF DECEMBER 31, 2003
AND
INDEPENDENT AUDITORS' REPORT
AND
SUPPLEMENTAL REPORT ON INTERNAL CONTROL

****

Filed pursuant to Rule 17a-5(e)(3)
under the Securities Exchange Act of 1934
as a PUBLIC DOCUMENT.

Deloitte.

Deloitte & Touche LLP
Two World Financial Center
New York, NY 10281-1414
USA

Tel: +1 212 436 2000
Fax: +1 212 436 5000
www.deloitte.com

INDEPENDENT AUDITORS' REPORT

To the Board of Directors of
Links Securities LLC

We have audited the accompanying statement of financial condition of Links Securities LLC (the "Company") as of December 31, 2003, that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement. Our procedures included a review of the Company's control activities for safeguarding securities. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, such statement of financial condition presents fairly, in all material respects, the financial position of Links Securities LLC at December 31, 2003, in conformity with accounting principles generally accepted in the United States of America.

Deloitte + Touche LLP

February 20, 2004

LINKS SECURITIES LLC

STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2003

ASSETS

CASH AND CASH EQUIVALENTS	$ 15,431,104
FINANCIAL INSTRUMENTS OWNED, at clearing broker - at fair value	26,395,726
RECEIVABLES:	
Broker-dealer	127,655
Parent and affiliates	261,849
FURNITURE, FIXTURES AND LEASEHOLD IMPROVEMENT - at cost, less accumulated depreciation and amortization of $374,036	189,966
GOODWILL	21,289,580
OTHER ASSETS	71,446
TOTAL	$ 63,767,326

LIABILITIES AND MEMBER'S CAPITAL

LIABILITIES:	
Payable to affiliates	$ 2,846,041
Due to clearing broker	15,704,075
Accrued expenses and other liabilities	9,254,099
Total liabilities	27,804,215
MEMBER'S CAPITAL	35,963,111
TOTAL	$ 63,767,326

See notes to statement of financial condition.

LINKS SECURITIES LLC

NOTES TO STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2003

1. GENERAL

Basis of Presentation – Links Securities LLC (the "Company") is a broker-dealer registered with the Securities and Exchange Commission ("SEC") and the National Association of Securities Dealers, Inc. ("NASD"). The Company is a wholly-owned subsidiary of Links Holdings LLC (the "Parent"), which is majority-owned subsidiary of Guggenheim Capital, LLC ("Guggenheim").

The Company is engaged in securities brokerage, which is comprised of several classes of services, including agency transactions and investment banking.

During the year ended December 31, 2003, the Company changed its clearing broker from ABN AMRO Inc. to Banc of America Securities LLC ("BAS"). Pursuant to an agreement between the Company and BAS, all securities transactions of the Company are cleared through BAS, and its customers are introduced and cleared on a fully disclosed basis.

2. SIGNIFICANT ACCOUNTING POLICIES

Cash and Cash Equivalents – Cash and cash equivalents consist of cash and highly liquid investments not held for resale with maturities, when purchased, of three months or less. All cash and cash equivalents are held at US Trust and Harris Bank.

Use of Estimates – The statement of financial condition is presented in accordance with accounting principles generally accepted in the United States of America, which require management to make estimates and assumptions that affect the statement of financial condition and related disclosures. Estimates, by their nature, are based on judgment and available information. Management believes that the estimates utilized in the preparation of the statement of financial condition are prudent and reasonable. Actual results could differ materially from those estimates.

Fair Value of Financial Instruments – Substantially all of the Company's assets and liabilities are carried at fair value or contracted amounts which approximate fair value.

Financial Instruments – Financial instruments owned and financial instruments sold, not yet purchased, are recorded on a trade date basis at fair value. The fair value of trading positions is based on quoted market prices. In certain markets, observable market prices or market parameters are not available for all products and fair value is determined using techniques appropriate for each particular product. The trading positions are held by the clearing broker and may be pledged by the clearing broker in the conduct of its business. Such financial instruments consist primarily of debt securities.

Furniture, Fixtures and Leasehold Improvements – Furniture, fixtures and leasehold improvements are reported at historical cost, net of accumulated depreciation and amortization. Depreciation is computed using the straight-line method over estimated useful lives of the assets ranging from four to five years. Leasehold improvements are amortized over the lesser of the estimated useful life of the improvement or the remaining term of the lease.

Commissions – Commissions and related clearance expenses are recorded on a trade date basis.

Investment Banking – Investment banking revenues are for advisory fees earned from structuring transactions and are recorded when services for the transaction are substantially complete. Transaction-related expenses are deferred and subsequently expensed to match revenue recognition.

Goodwill – Goodwill, which was recognized as a result of the acquisition of the Parent by Guggenheim in 2001, has been recorded in accordance with Statement of Financial Accounting Standards ("SFAS") No. 141, "Business Combinations". Goodwill is subject to review annually for impairment in accordance with SFAS No. 142, "Goodwill and Other Intangible Assets", which was adopted in 2001. It is the Company's policy to measure impairment using a projected discounted cash flow model. As of year end, Guggenheim completed the annual impairment test, which did not indicate any goodwill impairment for the Company, and therefore did not have an effect on the Company's financial condition.

Accounting Pronouncements – In November 2002, the Financial Accounting Standards Board ("FASB") issued FASB Interpretation No. 45, "Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others" ("FIN 45"), which elaborates on the disclosures to be made by a guarantor about its obligations under certain guarantees issued. It also clarifies that a guarantor is required to recognize, at the inception of a guarantee, a liability for the fair value of the obligations undertaken in issuing the guarantee at the inception of such guarantees for the obligations the guarantor has undertaken. Additional disclosures are also prescribed for certain guarantee contracts. The initial recognition and initial measurement provisions of FIN 45 apply on a prospective basis to guarantees issued or modified after December 31, 2002. The disclosure requirements are effective for financial statements for periods ending after December 15, 2002. The Company has adopted FIN 45, as required in the fiscal year ending December 31, 2003, and believes that FIN 45 did not have a material impact on the Company's financial position.

In December 2003, the FASB issued Interpretation No. 46 (revised in December 2003), "Consolidation of Variable Interest Entities, an interpretation of Accounting Research Bulletin No. 51" ("FIN 46(R)"). FIN 46(R) changes the method of determining whether certain entities, including securitization entities, should be included in the Company's financial statement. An entity is subject to FIN 46(R) and is called a Variable Interest Entity ("VIE") if it has (1) equity that is insufficient to permit it to finance its activities without additional subordinated financial support from other parties, or (2) equity investors that cannot make significant decisions about the entity's operations, or that do not absorb the expected losses or receive the expected returns of the entity. A VIE is consolidated by its Primary Beneficiary, which is the party involved with the VIE that has a majority of the expected losses or a majority of the expected residual returns, or both. All other entities are evaluated for consolidation under SFAS No. 94, "Consolidation of All Majority-Owned Subsidiaries." The Company is a Private Company and has elected to adopt FIN 46(R) for the year ending December 31, 2003. The adoption of FIN 46(R) did not have a material impact on the statement of financial condition.

3. RELATED PARTY TRANSACTIONS

The Company has an agreement (the "Agreement") with the Parent and Guggenheim under which systems, facilities, corporate finance, human resources and benefits administration, general administration, and legal services were provided to the Company.

The payable to affiliates in the statement of financial condition of $2,846,041 is for employee compensation and benefits paid by affiliates on behalf of the Company.

4. COMMITMENTS AND CONTINGENCIES

The Company has operating leases for equipment with remaining terms ranging from one to three years. Per the Agreement, the Parent, or one of the Parent's subsidiaries or affiliates, now incurs these expenses.

In the normal course of its business, the Company is subject to inquiries and audits by various regulatory authorities. As a regulated entity, the Company may be subject to disciplinary actions as a result of current or future examinations, which could have a material adverse effect on the Company's financial position or liquidity over and above any previously accrued amounts.

5. FINANCIAL INSTRUMENTS WITH OFF-BALANCE-SHEET RISK

Customer Activities – Customer securities transactions are cleared through BAS on a fully disclosed basis. These activities may expose the Company to off-balance-sheet risk in the event the customer is unable to fulfill its contractual obligations. As a result, the Company's exposure to credit risk can be directly impacted by volatile trading markets, which may impair the customers' ability to satisfy their obligations.

The agreement between the Company and BAS provides that the Company is obligated to assume any exposure related to nonperformance by its customers. The Company seeks to control the risk associated with nonperformance by monitoring all customer activity and reviewing information it receives from BAS on a daily basis. In addition, the Company has a policy of reviewing, as considered necessary, the credit standing of customers and counterparties with which it conducts business.

Proprietary Trading Activities – The Company engages in short term proprietary trading activities, including entering into long and short positions in order to manage exposure to market risk.

6. INCOME TAXES

The Company is a single member LLC and is thus a disregarded entity under Federal treasury regulations. New York State, New York City and Georgia recognize the Federal entity classification of a single member LLC as a disregarded entity and generally follow its resulting tax consequences. As such, no provision for Federal, state, and local income taxes is required as its member is responsible for reporting income or loss, based on its share of the Company's income or expenses, under applicable income tax jurisdictions.

7. REGULATORY REQUIREMENTS

As a registered broker-dealer, the Company is subject to the Uniform Net Capital Rule 15c3-1 under the Securities Exchange Act of 1934, which requires the maintenance of minimum net capital of $100,000 and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2003, the Company's regulatory net capital of $3,790,073 exceeded the minimum requirement by $2,983,397. The Company's net capital ratio was 3.19 to 1.

The Company has a signed Proprietary Accounts of Introducing Brokers ("PAIB") agreement with its clearing broker, to enable it to include certain assets as allowable assets in its Net Capital computation.

8. 401(k) PLAN

The Company has a 401(k) plan (the "Plan") covering all employees.

* * * * * *

Deloitte & Touche LLP
Two World Financial Center
New York, NY 10281-1414
USA
Tel: +1 212 436 2000
Fax: +1 212 436 5000
www.deloitte.com

February 20, 2004

Links Securities LLC
135 East 57th Street
New York, NY 10022

In planning and performing our audit of the financial statements of Links Securities LLC (the "Company") for the year ended December 31, 2003 (on which we have issued our report dated February 20, 2004), we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing an opinion on the financial statements and not to provide assurance on the Company's internal control.

Also, as required by Rule 17a-5(g)(1) under the Securities Exchange Act of 1934, we have made a study of the practices and procedures (including tests of compliance with such practices and procedures) followed by the Company that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. We did not review the practices and procedures followed by the Company in making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by Rule 17a-13 or in complying with the requirements for prompt payment for securities under Section 8 of Regulation T of the Board of Governors of the Federal Reserve System, because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the Securities and Exchange Commission's (the "Commission") above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized acquisition, use, or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of the financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control or the practices and procedures referred to above, misstatements due to error or fraud may occur and not be detected. Also, projections of any evaluation of the internal control or of such practices and procedures to future periods are subject to the risk that they may become inadequate because of changes in conditions or that the degree of compliance with the practices or procedures may deteriorate.

Our consideration of the Company's internal control would not necessarily disclose all matters in the Company's internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of one or more of the internal control components does not reduce to a relatively low level the risk that misstatements caused by error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the Company's internal control and its operation, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2003 to meet the Commission's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the Securities and Exchange Commission, the National Association of Securities Dealers, Inc. and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Yours truly,

Deloitte & Touche LLP